                                 SCHEDULE 13D

                                (Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1 (a) and
              Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.  )*


                           Chemi-Trol Chemical Co.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                 Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  163616105
--------------------------------------------------------------------------------
                                 (CUSIP Number)


     Chemi-Trol Chemical Co. 2776 CR 69 Gibson, OH 43431  (419) 665-2367
--------------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)


                                June 12, 1998
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule,including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 163616105                                           PAGE 2 OF 5 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    TD Securities (USA) Inc.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    Working Capital (WC)
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           100,800
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    100,800
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     $2,318,400
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.028%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     BD
--------------------------------------------------------------------------------

                                                               Page 3 of 5 Pages

Item 1.  Security and Issuer.

         Common Stock      Chemi-Trol Chemical Co.


Item 2.  Identity and Background.

                  (a) The name of the person filing this Schedule is TD Securities (USA) Inc.

                  (b)      The business address is 31 W. 52nd Street NY, NY
                           10019

                  (c)      BD

                  (d)      NO

                  (e)      NO

                  (f)      Delaware Corporation

Item 3.  Source and Amount of Funds or Other Consideration.

         $2,318,400   -    Working Capital

Item 4.  Purpose of Transaction.

         Risk Arbitrage

                                                               Page 4 of 5 Pages






Item 5.  Interest in Securities of the Issuer.

                  (a)  100,800        5.028%

                  (b)  100,800

                  (c)  See below

                  (d)  NO

                  (e)  June 17, 1998

Item 6.           Contracts, Arrangements, Understandings or
                  Relationship With respect to Securities of the Issuer.

                  N/A

Item 7.           Materials to be Filed as Exhibits.

                  NONE


TRADE DATE

4/13/98     (B)    2500     e     22.625     PRINCIPAL TRANSACTION ON NASDAQ
4/16/98     (B)    4000     e     22.625     PRINCIPAL TRANSACTION ON NASDAQ
4/20/98     (B)    1000     e     22.625     PRINCIPAL TRANSACTION ON NASDAQ
5/11/98     (B)    5000     e     22.375     PRINCIPAL TRANSACTION ON NASDAQ
5/12/98     (B)    3000     e     22.375     PRINCIPAL TRANSACTION ON NASDAQ
5/15/98     (B)    2500     e     22.375     PRINCIPAL TRANSACTION ON NASDAQ
5/29/98     (B)    2000     e     22.625     PRINCIPAL TRANSACTION ON NASDAQ
6/11/98     (B)     600     e     22.6875    PRINCIPAL TRANSACTION ON NASDAQ
6/12/98     (B)    8700     e     22.625     PRINCIPAL TRANSACTION ON NASDAQ

                                                               Page 5 of 5 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in the Statement is true, correct and complete.

DATED: June 22, 1998

                                            By    /s/ Marc Baum
                                                  ------------------------------
                                                  Marc Baum
                                                  Managing Director